

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 13, 2014

Via E-mail
Tammy Skalko
Chief Executive Officer
House of BODS Fitness, Inc.
3457 Rockcliff Place
Longwood, FL 22779

> **Re:** **House of BODS Fitness, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed February 27, 2014**
> **File No. 333-190667**
> **Item 4.01 Form 8-K**
> **Filed January 17, 2014**
> **File No. 333-190667**

Dear Ms. Skalko:

We note that your financial statements for the years ended December 31, 2012 were audited by Patrick Rodgers, CPA, PA. Effective March 6, 2014, the Public Company Accounting Oversight Board ("PCAOB") revoked the registration of Patrick Rodgers, CPA, PA. You can find a copy of the order at http://pcaobus.org/Enforcement/Decisions/Documents/2014_Rodgers.pdf

As Patrick Rodgers, CPA, PA is no longer registered with the PCAOB, you may not include its audit reports or consents in your filings with the Commission. If Patrick Rodgers, CPA, PA audited a year that you are required to include in your filings with the Commission, you should have a firm that is registered with the PCAOB re-audit that year.

Please amend your Item 4.01 Form 8-K filed January 17, 2014 to include all of the information required by that Item. In providing the information that Item 304 of Regulation S-K requires, please also indicate that the PCAOB has revoked the registration of your prior auditor, Patrick Rodgers, CPA, PA. We believe the revocation of the accountant's PCAOB registration and the reasons thereto would likely be information necessary to make the required statements – whether the former accountant resigned, declined to stand for re-election or was dismissed – in light of the circumstances under which they are made not misleading.

If you are unable to obtain an amended Exhibit 16 letter from Patrick Rodgers, CPA, PA at the time you file your amended Form 8-K, please disclose this fact in the Form 8-K.

Once you explain Patrick Rodgers, CPA, PA's registration revocation in an Item 4.01 Form 8-K, you do not need to repeat this disclosure.

Tammy Skalko
House of BODS Fitness, Inc.
March 13, 2014
Page 2

In addition, we issued comments to you on January 27, 2014 concerning your Item 4.01 Form 8-K filed on January 17, 2014. As of the date of this letter, the comments remain outstanding and unresolved. Please provide a response to the comments or to advise us why you are unable to respond and when you will be able to do so.

Your amended Form 8-K should be filed within four business days of receipt of this letter. Please advise us as to how you intend to address any re-audit requirements no later than March 24, 2014. If you have any questions, please contact Patrick Kuhn, Staff Accountant at 202-551-3308.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief